Vivakor, Inc.
2590 Holiday Road, Suite 100
Coralville, IA  52241

December 17, 2008

Mr. Sebastian Gomez Abero
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vivakor, Inc. Registration Statement on Form S-1, Filed November 25, 2008 As amended by Amendment No. 1, filed December 16, 2008 and Amendment No. 2 filed December 17, 2008 File No. 333-155686

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Ladies and Gentlemen:

Vivakor, Inc. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to occur at 10:00 a.m. Eastern Time on December 19, 2008, or as soon thereafter as may be practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and acknowledges that:

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Should the United Stated Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

Mr. Sebastian Gomez Abero
December 17, 2008

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Very truly yours, VIVAKOR, INC. /s/ Tannin J. Fuja President and CEO